NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

December 23, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance, Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Benjamin Holt
Mary Beth Breslin

Re:	FutureTech II Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted November 1, 2021
File No. 377-05641

Ladies and Gentlemen:

On behalf of FutureTech II Acquisition Corp., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 23, 2021 with respect to the Company’s Draft Registration Statement (“Draft Registration Statement”). This letter is being submitted together with the Company’s live Registration Statement on Form S-1 (the “Form S-1”), which filing reflects the Staff’s comments. The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Form S-1 that reflect changes made to the Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

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Division of Corporation Finance

U.S. Securities & Exchange Commission

December 23, 2021

Draft Registration Statement on Form S-1 submitted November 1, 2021

Cover Page

1.	We note that your current sole executive officer/director has significant ties to China. We further note your disclosure on page 76 that suggests you may acquire a company that may be based in China in an initial business combination. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please describe how cash is or will be transferred throughout the organization if you acquire a company based in China, as well as a statement as to whether any transfers, dividends, or distributions have been made to date. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: As discussed, with Mr. Holt and Ms. Breslin, the Company has disclosed that they will not undertake a business combination in China. Thus, as we agreed, the comments are moot and are not addressed.

Summary, page 1

2.	Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: As discussed, with Mr. Holt and Ms. Breslin, the Company has disclosed that they will not undertake a business combination in China. Thus, as we agreed, the comments are moot and are not addressed.

3.	In your summary of risk factors, disclose the risks that acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: As discussed, with Mr. Holt and Ms. Breslin, the Company has disclosed that they will not undertake a business combination in China. Thus, as we agreed, the comments are moot and are not addressed.

Division of Corporation Finance

U.S. Securities & Exchange Commission

December 23, 2021

4.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Please also disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: As discussed, with Mr. Holt and Ms. Breslin, the Company has disclosed that they will not undertake a business combination in China. Thus, as we agreed, the comments are moot and are not addressed.

5.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: As discussed, with Mr. Holt and Ms. Breslin, the Company has disclosed that they will not undertake a business combination in China. Thus, as we agreed, the comments are moot and are not addressed.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response: Please see revisions made to this risk factor and responses to prior comments.

Division of Corporation Finance

U.S. Securities & Exchange Commission

December 23, 2021

Risk Factors, page 28

7.	To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response: As discussed, with Mr. Holt and Ms. Breslin, the Company has disclosed that they will not undertake a business combination in China. Thus, as we agreed, the comments are moot and are not addressed.

8.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response: Please see revisions made to this risk factor and responses to prior comments.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: As discussed, with Mr. Holt and Ms. Breslin, the Company has disclosed that they will not undertake a business combination in China. Thus, as we agreed, the comments are moot and are not addressed.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.

Response: As discussed, with Mr. Holt and Ms. Breslin, the Company has disclosed that they will not undertake a business combination in China. Thus, as we agreed, the comments are moot and are not addressed.

Division of Corporation Finance

U.S. Securities & Exchange Commission

December 23, 2021

11.	We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities. Further, please also discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: We included the recommended language on page 50 of the draft S-1.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:	/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

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FutureTech II Acquisition Corp.
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